Exhibit 99.1

TOWER ONE WIRELESS CORP.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Three Months Ended
March 31, 2018 and 2017
(Unaudited)
(Expressed in Canadian Dollars)

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the condensed consolidated interim financial statements, they must be accompanied by a notice to this effect.

The accompanying unaudited condensed consolidated interim financial statements have been prepared by management of the Company. Management have compiled the condensed consolidated interim statement of financial position of Tower One Wireless Corp. as at March 31, 2018, the condensed consolidated interim statements of comprehensive loss for the three months ended March 31, 2018 and 2017, the condensed consolidated interim statement of changes in equity as at March 31, 2018 and 2017, and the condensed consolidated interim statement of cash flows for the three months ended March 31, 2018 and 2017. The Company's independent auditors have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of the March 31, 2018 and 2017 condensed consolidated interim financial statements. Readers are cautioned that these statements may not be appropriate for their intended purposes.

TOWER ONE WIRELESS CORP.
Condensed Consolidated Interim Statements of Financial Position
(Expressed in Canadian Dollars)

	Note	March 31, 2017	December 31, 2017
		(Unaudited)	(Audited)
		$	$
Current Assets
Cash		433,063	284,225
Amounts receivable		778,663	90,940
Prepaid expenses and deposits		27,324	121,864
		1,239,050	497,029
Other		15,864	14,436
Intangible asset	4	1,903,059	1,922,883
Equipment	7	3,840,574	2,866,696
		6,998,547	5,301,044

Current Liabilities
Bank indebtedness		47,578	48,096
Accounts payable and accrued liabilities		1,230,720	904,342
Deferred revenue		4,627	4,210
Loans from related parties	6	1,570,825	1,340,650
		2,853,750	2,297,298
Deferred income tax liability		588,824	588,824
		3,442,574	2,886,122

Shareholders’ Deficiency
Share capital	9	13,931,666	10,635,886
Subscriptions received		180,583	170,000
Contributed surplus		2,058,277	1,344,884
Non-controlling interest		267,681	188,156
Deficit		(13,015,761)	(9,896,705)
Accumulated other comprehensive gain (loss)		133,527	(27,299)
		3,555,973	2,414,922
		6,998,547	5,301,044

Nature of operations and going concern (Note 1)
Subsequent events (Note 15)

Approved on behalf of the Board of Directors:

“Alejandro Ochoa”	“Brian Gusko”

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

TOWER ONE WIRELESS CORP.
Condensed Consolidated Interim Statements of Comprehensive Loss
(Expressed in Canadian Dollars)
(Unaudited)

		Three Months Ended
		March 31, 2018	March 31, 2017
		$	$
Revenues		551,858	22,849

Expenses
Advertising and promotion		767,274	104,980
Amortization	7	34,690	3,367
Bank charges and interest	8	234,869	25,459
Insurance		-	1,715
Office and miscellaneous		185,569	49,070
Permits and licenses		-	7,290
Professional fees		339,505	256,534
Share-based compensation	9	1,913,691	-
Telephone and utilities		-	3,254
Transfer agent and filing fees		15,732	9,390
Travel		56,236	30,070
Wages		69,780	-
		3,617,349	491,129

Loss before other expense		(3,065,491)	(468,280)
Other expense
Listing expense	3	-	(1,144,167)

Net loss		(3,065,491)	(1,612,447)
Other comprehensive income (loss)
Item that will not be reclassified to profit or loss:
Foreign exchange translation adjustment		186,786	(9,043)
Comprehensive loss		(2,878,705)	(1,621,490)

Net income (loss) attributable to:
Shareholders of the Company		(3,119,056)	(1,612,447)
Non-controlling interest		53,565	-
		(3,065,491)	(1,612,447)

Other comprehensive income (loss) attributable to:
Shareholders of the Company		160,826	(9,043)
Non-controlling interest		25,960	-
		186,786	(9,043)
Loss per common share – basic and diluted		(0.04)	(0.04)
Weighted average number of common shares outstanding		73,583,555	45,775,521

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

TOWER ONE WIRELESS CORP.
Condensed Consolidated Interim Statement of Changes in Deficiency
(Expressed in Canadian Dollars)
(Unaudited)

							Deficiency
						Accumulated	Attributable to
	Number of					Other	Shareholders	Non-
	Common	Share	Subscriptions	Contributed		Comprehensive	of the	controlling
	Shares	Capital	Received	Surplus	Deficit	Income	Company	Interest	Total
		$	$	$	$	$	$	$	$
Balance at December 31, 2016	10,000	4,300	-	-	(313,155)	(9,179)	(318,034)	-	(318,034)
Derecognition of Tower Three shares	(10,000)	-	-	-	-	-	-	-	-
Shares issuance to Tower Three shareholders	30,000,000	-	-	-	-	-	-	-	-
Recognition of shares issued to Tower One shareholders	6,735,885	1,010,383	-	-	-	-	1,010,383	-	1,010,383
Shares issued for cash, net	15,484,912	2,026,759	-	208,211	-	-	2,234,970	-	2,234,970
Subscriptions received	-	-	30,000	-	-	-	30,000	-	30,000
Net loss	-	-	-	-	(1,612,447)	-	(1,612,447)	-	(1,612,447)
Comprehensive loss	-	-	-	-	-	(9,043)	(9,043)	-	(9,043)
Balance at March 31, 2017	52,220,797	3,041,442	30,000	208,211	(1,925,602)	(18,222)	1,335,829	-	1,335,829

Balance at December 31, 2017	70,125,698	10,635,886	170,000	1,344,884	(9,896,705)	(27,299)	2,226,766	188,156	2,414,922
Exercise of options	5,600,000	2,460,301	(200,000)	(1,200,301)	-	-	1,060,000	-	1,060,000
Exercise of warrants	2,769,700	692,426	-	-	-	-	692,426	-	692,426
Shares issued for services	538,347	113,053	-	-	-	-	113,053	-	113,053
Shares issuance	142,857	30,000	(30,000)	-	-	-	-	-	-
Share-based compensation	-		-	1,913,694	-	-	1,913,694	-	1,913,694
Subscriptions received	-	-	240,583	-	-	-	240,583	-	240,583
Net income (loss)	-	-	-	-	(3,119,056)	-	(3,119,056)	53,565	(3,065,491)
Comprehensive income (loss)	-	-	-	-	-	160,826	160,826	25,960	186,786
Balance at March 31, 2018	79,176,602	13,931,666	180,583	2,058,277	(13,015,761)	133,527	3,288,292	267,681	3,555,973

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

TOWER ONE WIRELESS CORP.
Condensed Consolidated Interim Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited)

	Three Months Ended
	March 31, 2018	March 31, 2017
	$	$
Cash flows from operating activities
Net loss	(3,065,491)	(1,612,447)
Item not affection cash:
Listing expense	-	1,144,167
Interest accretion	191,247
Amortization	34,725	3,367
Share-based compensation	1,913,691	-
Shares issued for services	113,053
Unrealized foreign exchange gain	38,928	-
	(773,844)	(464,913)
Changes in non-cash working capital items:
Amounts receivable	(597,275)	(30,723)
Prepaid expenses	24,547	28,545
Accounts payable and accrued liabilities	294,799	(159,608)
	(1,051,773)	(626,699)

Cash flows from investing activities
Cash received from reverse acquisition	-	1,378,183
Advances and deposits	-	(893,560)
Construction in progress	(890,592)	-
Equipment	(153,544)	(479)
	(1,044,136)	484,144

Cash flows from financing activities
Shares issued for cash, net		632,713
Stock options exercised	1,060,000	-
Warrants exercised	692,425	-
Subscriptions received	240,583	30,000
Advances to related parties	223,502	(450,330)
Bank indebtedness	(1,821)	-
Loan advances	31,340	-
	2,246,029	212,383

Effect of changes in exchange rates on cash	(1,282)	51

Change in cash	148,838	69,879
Cash, beginning	284,225	9,864

Cash, ending	433,063	79,743

Supplemental disclosure of cash flow information:
Cash paid for interest	43,768	24,399
Cash paid for income taxes	-	-

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2018 and 2017
(Expressed in Canadian Dollars)
(Unaudited)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Tower One Wireless Corp. (formerly Pacific Therapeutics Ltd.) (“Tower One” or the “Company") was incorporated under the laws of the Province of British Columbia, Canada on September 12, 2005. On October 14, 2011, the Company became a reporting company in British Columbia and was approved by the Canadian Securities Exchange (“CSE”) and commenced trading on November 16, 2011. The Company’s registered office is located at Suite 605, 815 Hornby Street, Vancouver, BC, Canada V6Z 2E6.

On January 17, 2017, Tower One completed a Share Exchange Agreement (the “Agreement”) with Tower Three SAS (“Tower Three”) and the shareholders of Tower Three SAS. According to the Agreement, Tower One acquired Tower Three by issuing shares which resulted in the shareholders of Tower Three obtaining control of the Company (the “Acquisition”). Accordingly, this transaction was recorded as a reverse acquisition for accounting purposes, with Tower Three being identified as the accounting acquirer. These condensed consolidated interim financial statements are a continuation of the financial statements of Tower Three while the capital structure is that of the Company. The historical operation assets and liabilities of Tower Three are included in this condensed consolidated interim financial statements and the comparative figures as at and for the period ended March 31, 2017 are those of Tower Three.

Tower Three SAS was incorporated on December 30, 2015 under the Business Corporation Act of Colombia. Tower Three has secured 4G LTE cellular tower development contracts in Colombia. The Company focuses primarily on building cellular towers in municipalities where there currently is very limited or no cellular coverage, which enhances the probability of multiple carriers sharing the tower and minimizes competitive risk.

On March 31, 2017, the Company acquired a 65% ownership interest in Evolution Technology SA ("Evotech"). Evotech is a private company incorporated under the laws of Argentina. Evotech's intended business is to obtain rights and permits for approval of constructing cellular towers in various locations in Argentina. See Note 4.

On October 18, 2017, the Company acquired a 70% ownership interest in Tower Construction & Technical Services, Inc. ("TCTS"). TCTS is a private company incorporated in Florida, USA. See Note 5.

These condensed consolidated interim financial statements have been prepared on the basis of accounting principles applicable to a going concern, and accordingly, do not purport to give effect to adjustments which may be required should the Company be unable to achieve the objectives above as a going concern. The net realizable value of the Company’s assets may be materially less than the amounts recorded in these condensed consolidated interim financial statements should the Company be unable to realize its assets and discharge its liabilities in the normal course of business. At March 31, 2018, the Company had an accumulated deficit of $13,015,761 which has been funded primarily by the funding from related parties. Ongoing operations of the Company are dependent upon the Company’s ability to generate sufficient revenues in the future, receive continued financial support and complete equity financings. These factors raise significant doubt about the Company’s ability to continue as a going concern.

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2018 and 2017
(Expressed in Canadian Dollars)
(Unaudited)

2.	STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION

These condensed consolidated interim financial statements should be read in conjunction with the Company’s annual financial statements and accompanying notes for the year ended December 31, 2017. These condensed consolidated interim financial statements have been prepared using the same accounting policies and judgments and estimates as described in the Company’s December 31, 2017 annual financial statements.

(a)	Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the IFRS Interpretations Committee (“IFRIC”). These condensed consolidated interim financial statements were approved and authorized for issue by the Board of Directors on May 30, 2018.

(b)	Basis of Presentation and Consolidation

These condensed consolidated interim financial statements were prepared on a historical cost basis, except for financial instruments classified as fair value through profit or loss. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information. For the period ended March 31, 2018, the consolidated financial statements include the following entities:

Entites	Location	Percentage of ownership	Functional currency
Tower One	Canada	100%	Canadian dollars
Tower Three	Colombia	100%	Colombian Peso
Innervision	Columbia	90%	Colombian Peso
Evotech	Argentina	65%	Argentina Peso
Tower 3 SAS	Argentia	100%	Argentina Peso
TCTS	USA	70%	US dollars

All significant inter-company balances and transactions have been eliminated on consolidation.

(c)	Use of Estimates and Judgements

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Significant areas requiring the use of management estimates include the following:

(i)	Valuation of listing expense

The determination of listing expense involves extensive estimates on the value of shares and the fair values of assets and liabilities at the date of the transaction.

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2018 and 2017
(Expressed in Canadian Dollars)
(Unaudited)

2.	STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION (CONTINUED)

(c)	Use of Estimates and Judgements (continued)

(ii)	Intangible Assets – useful lives

The Company record intangible assets purchased in a business combination at their fair value. Determining fair value requires management to use estimates that could be material. Following initial recognition, the Company carries the value of intangible assets at cost less accumulated amortization and any accumulated impairment losses. Amortization is recorded on a straight- line basis based upon management’s estimate of the useful life and residual value. The estimates are reviewed at least annually and are updated if expectations change as a result of technical obsolescence or legal and other limits to use. A change in the useful life or residual value will impact the reported carrying value of the intangible assets resulting in a change in related amortization expense.

(iii)	Inputs into Black-Scholes model

The Company has applied estimates with respect to the valuation of shares issued for non-cash consideration. Shares are valued first at the fair value of services received, and if this not readily determinable, at the fair value of the equity instruments granted at the date the Company receives the goods or services.

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of services performed, and if the fair value of the services performed is not readily determinable, at the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the fair value of the underlying common shares, the expected life of the share option, volatility and dividend yield. The fair value of the underlying common shares is assessed as the quoted market price on grant date. The assumptions and models used for estimating fair value for share-based payment transactions are discussed in Note 9. Actual results may differ from these estimates and assumptions.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

(iv)	Useful lives of Equipment

Amortization is recorded on a declining balance basis based upon management’s estimate of the useful life and residual value. The estimates are reviewed at least annually and are updated if expectations change as a result of the physical condition, technical obsolescence or legal and other limits to use. A change in the useful life or residual value will impact the reported carrying value of towers and equipment resulting in a change in related amortization expense.

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2018 and 2017
(Expressed in Canadian Dollars)
(Unaudited)

2.	STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION (CONTINUED)

(c)	Use of Estimates and Judgements (continued)

Use of Judgments

Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgments or assessments with a significant risk of material adjustment in the year:

(i)	Going concern

The assessment of whether the going concern assumption is appropriate requires management to take into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. The Company is aware that material uncertainties related to events or conditions may cast significant doubt upon the Company’s ability to continue as a going concern. Further information regarding going concern is outlined in Note 1.

(ii)	Income taxes

The measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. The actual amount of income taxes only becomes final upon filing and acceptance of the tax return by the relevant tax authorities, which occurs subsequent to the issuance of the condensed consolidated interim financial statements.

(iii)	Determination of control in business acquisitions

The determination of the acquirer in business acquisitions is subject to judgment and requires the Company to determine which party obtains control of the combining entities. Management applies judgment in determining control by assessing the following three factors: whether the Company has power; whether the Company has exposure or rights to variable returns; and whether the Company has the ability to use its power to affect the amount of its returns. In exercising this judgment, management reviewed the representation on the Board of Directors and key management personnel, the party that initiated the transaction, and each of the entities’ activities.

The assessment of whether an acquisition constitutes a business is also subject to judgment and requires the Company to review whether the acquired entity contains all three elements of a business, including inputs, processes and the ability to create output.

(iv)	Intangible Assets – impairment

The application of the Company’s accounting policy for intangible assets expenditures requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions may change if new information becomes available. If, after expenditures are capitalized, information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available.

(v)	Classification of lease agreements
Management uses judgment in determining whether a lease is a finance lease arrangement that transfers substantially all the risks and rewards of ownership.

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2018 and 2017
(Expressed in Canadian Dollars)
(Unaudited)

2.	STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION (CONTINUED)

(c)	Use of Estimates and Judgements (continued)

(vi)	Impairment of Equipment

At the end of each reporting period, management makes a judgment whether there are any indications of impairment of its equipment. If there are indications of impairment, management performs an impairment test on a cash-generating unit basis. The impairment test compares the recoverable amount of the asset to its carrying amount. The recoverable amount is the higher of the asset’s value in use (present value of the estimated future cash flows) and its estimated fair value less costs of disposal.

(vii)	Determination of functional currency
The determination of the functional currency for the Company and its subsidiaries was based on management's judgment of the underlying transactions, events and conditions relevant to each entity.

3.	REVERSE ACQUISITION AND LISTING EXPENSE

On January 12, 2017, the Company completed the transactions described in Note 1 by issuing 30,000,000 common shares to the shareholders of Tower Three. For accounting purposes, the Acquisition is considered to be outside the scope of IFRS 3 Business Combinations since Tower One was inactive prior to the Acquisition and were limited to the management of cash resources and the maintenance of its listing and accordingly did not constitute a business. The Acquisition is accounted for in accordance with IFRS 2 Share-based Payment whereby Tower Three is deemed to have issued shares in exchange for the net assets or liabilities of Tower One together with its listing status at the fair value of the consideration received by Tower Three.

Since the share and share based consideration allocated to the former shareholders of the Company on closing the Acquisition is considered within the scope of IFRS 2, and the Company cannot identify specifically some or all of the goods or service received in return for the allocation of the shares, the value in excess of the net identifiable assets or obligations plus liabilities assumed by the Company acquired on closing was expensed in the statement of comprehensive loss as listing expense.

The Company is deemed to have issued 6,735,885 common shares of Tower Three at $0.15 per common share for a fair value of $1,010,383, which is included as consideration to the former shareholders of the Company. The $0.15 value for the above-mentioned shares was based on the fair value from the concurrent private placement. The fair value of all the consideration given and charged to listing expense was comprised of:

$
Fair value of share based consideration allocated:
Deemed share issuance	1,010,383

Identifiable net obligations assumed:
Cash and cash equivalent	(1,378,183)
Subscriptions received for private placement	1,602,257
Other assets	(230,097)
Liabilities	139,807
133,784

Total listing expense	1,144,167

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2018 and 2017
(Expressed in Canadian Dollars)
(Unaudited)

4.	ACQUISITION OF EVOLUTION TECHNOLOGY SA

On March 30, 2017, the Company entered into a Share Purchase Offer Agreement with the shareholders of Evolution Technology SA (“Evotech”) to acquire a 65% ownership interest. Since its incorporation on March 10, 2016, Evotech has obtained various permits for constructing cellular towers and also has a master lease agreement with a major telecom carrier in Argentina.

To obtain the 65% ownership interest, the Company paid US$350,000 to the original shareholders of Evotech and transferred US$400,000 to Evotech for operating expenses. The Company also issued 1,500,000 common shares with a fair value of $480,000 to the shareholders of Evotech. In addition, the Company is committed to contribute the funds necessary for Evotech to construct 50 towers, or a lower number of towers to be agreed between the parties, for up to a total maximum amount of US$3,500,000. The original shareholders of Evotech have the option to exchange all and not less than all of the remaining 35% ownership interest in Evotech for 7,000,000 common shares of the Company on or before June 30, 2018 if Evotech constructs 50 towers.

The Company determined that the acquisition of Evotech constituted a business combination as Evotech has inputs, processes and outputs. As such the Company has applied the acquisition method of accounting. As part of the acquisition of Evotech, the Company has acquired Evotech’s master lease agreement, which has been recorded as an intangible asset. The Company has determined that the useful life of this intangible asset is 25 years, and accordingly, for the three months ended March 31, 2018, the Company recorded amortization expense of $19,824 (year ended December 31, 2017 -$59,471).

The following table presents the allocation of the purchase price to the assets acquired and liabilities assumed based on their estimated fair values, which is the same as the carrying values, at the date of acquisition:

$
Cash	4,676
Due from shareholders	6,490
Construction in progress	163,529
Master lease	1,982,354
Less: liabilities assumed
Accounts payable	(7,440)
Deferred income tax liability	(693,824)

Net assets of Evotech	1,455,785
Net assets attributed to non-controlling interest	(509,525)
Total consideration	946,260

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2018 and 2017
(Expressed in Canadian Dollars)
(Unaudited)

5.	ACQUISITION OF TOWER CONSTRUCTION & TECHNICAL SERVICES, INC.

On October 18, 2017, the Company entered into an Escrow Agreement with the shareholders of TCTS to acquire 70% ownership interest in TCTS.

To obtain the 70% ownership interest, the Company committed to operate the business and manage its financial affairs. No cash consideration or equity were issued on this acquisition.

The Company determined that the acquisition of TCTS constituted a business combination as it has inputs, processes and outputs. As such the Company has applied the acquisition method of accounting.

The following table presents assets acquired and liabilities assumed based on their estimated fair values, which is the same as the carrying values, at the date of acquisition:

$
Liabilities assumed:
Bank indebtedness	(52,042)
Accounts payable	(5,201)
Due to related parties	(127,655)
Net liabilities of TCTS	(184,898)
Net assets attributed to non-controlling interest	-
Excess of net liabilities over consideration period	184,898

The excess of net liabilities over consideration paid was written off to loss on investments as the future profitability of TCTS is uncertain.

The accounting for this business combination has not yet been finalized and the Company is reporting provisional amounts for the items for which the accounting is not complete. These provisional amounts may be adjusted during the measurement period, or additional assets or liabilities may be recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

Subsequent to March 31, 2018, the Company reported its intention to divest itself of TCTS as described in Note 15.

6.	SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies used in the preparation of these condensed consolidated interim financial statements:

Cash and cash equivalents

Cash and cash equivalents are comprised of cash on hand, deposits in banks and highly liquid investments having original terms to maturity of 90 days or less.

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2018 and 2017
(Expressed in Canadian Dollars)
(Unaudited)

6.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Loss per share

Basic loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the period. To compute diluted loss per share, adjustments are made to common shares outstanding. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would be outstanding if, at the beginning of the period or at time of issuance, all options and warrants were exercised. The proceeds from exercise are assumed to be used to purchase the Company’s common shares at their average market price during the period. For the periods presented, this calculation proved to be anti-dilutive.

Revenue recognition

The Company’s leasing revenue is derived from lease arrangements to obtain rights to use the Company’s equipment.

Leases in which a significant portion of the risks and rewards of ownership are retained by the Company are classified as operating leases. Assets under operating leases are included in equipment. Leasing revenue from operating leases is recognized as the leasing services are provided.

Leases in which a significant portion of the risks and rewards of ownership are transferred by the Company to the lessee are classified as finance leases. Assets subject to finance leases are initially recognized at an amount equal to the net investment in the lease, which is the fair value of the asset, or if lower, the present value of the minimum lease payment. The interest component of the lease payments is recognized over the term of the lease based on the effective interest rate method and is included in leasing revenue.

The Company also earns service revenue from time to time. This revenue is recognized when the amount of revenue can be measured reliably, the economic benefits will flow to the entity and the services are performed.

Foreign currency translation

Items included in the financial statements are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities not denominated in the functional currency of an entity are recognized in the profit or loss.

Assets and liabilities of entities with functional currencies other than Canadian dollars are translated at the year end rates of exchange, and the results of their operations are translated at average rates of exchange for the year. The resulting translation adjustments are included in accumulated other comprehensive income in shareholders' equity.

For the period ended March 31, 2018, an unrealized foreign exchange translation gain of $186,786 (March 31, 2017 – loss of $9,043) was recorded under accumulated other comprehensive loss as a result of changes in the value of the Columbian Peso, Argentina Peso and US dollars with respect to the Canadian dollar.

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2018 and 2017
(Expressed in Canadian Dollars)
(Unaudited)

6.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Equipment

Equipment is stated at cost less accumulated amortization and accumulated impairment loss. Amortization expense for towers begins in the month of transfer of each tower from construction in progress to towers. Costs not clearly related to the procurement, manufacturing and implementation are expensed as incurred.

Towers represent wireless broadcast towers owned by the Company. The towers are operated at various sites and under contractual license agreements. Equipment is measured at cost less accumulated amortization and accumulated impairment loss.

  Amortization of the equipment is calculated on the declining-balance basis at the following annual rates: Towers - 5%

  Furniture and equipment - between 10% and 33.3%

Costs of assets in the course of construction are capitalized as construction in progress. On completion, the cost of construction is transferred to the appropriate category of property and equipment and amortization commences when the asset is available for its intended use.

An asset’s residual value, useful life and amortization method are reviewed at each financial year end and adjusted if appropriate. When parts of an item of equipment have different useful lives, they are accounted for as separate items (major components) of equipment.

Gains and losses on disposal of an item of equipment are determined by comparing the proceeds from disposal with the carrying amount of the equipment and are recognized in profit or loss.

Intangible asset

The intangible asset consists of a master lease agreement acquired by the Company. Acquired lease agreements are carried at cost less accumulated amortization and impairment. Intangible assets with indefinite lives are not amortized but are reviewed annually for impairment. Any impairment of intangible asset is recognized in the statement of operation and comprehensive loss but increases in intangible asset values are not recognized.

Estimated useful lives of intangible assets are shorter of the economic life and the period the right is legally enforceable. The assets’ useful lives are reviewed, and adjusted if appropriate, at each statement of financial position date. The useful life of the Company’s intangible asset is estimated to be 25 years.

At each financial position reporting date, the carrying amounts of the Company’s long-lived assets, including property and equipment and intangible asset, are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the CGU to which the asset belongs.

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2018 and 2017
(Expressed in Canadian Dollars)
(Unaudited)

6.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Impairment

Non-financial assets are tested for impairment whenever events or changes in circumstances indicate that an asset’s carrying amount may be less than its recoverable amount. Management uses judgment to estimate these inputs and any changes to these inputs could have a material impact on the impairment calculation. For impairment testing, non-financial assets that do not generate independent cash flows are grouped together into cash-generating units (CGUs), which represent the levels at which largely independent cash flows are generated. An impairment loss is recognized in earnings to the extent that the carrying value of an asset, CGU or group of CGU’s exceeds its estimated recoverable amount. The recoverable amount of an asset, CGU or group of CGU’s is the greater of its value in use and its fair value less cost to sell. Value in use is calculated as the present value of the estimated future cash flows discounted at appropriate pre-tax discount rates. An impairment loss relating to a specific asset reduces the carrying value of the asset. An impairment loss relating to a group of CGU’s is allocated on a pro-rata basis to reduce the carrying value of the assets in the units comprising the group. A previously recognized impairment loss related to non-financial assets is assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss related to non-financial assets is reversed if there is a subsequent increase in the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying value does not exceed the carrying value that would have been determined, net of depreciation or amortization, if no loss had been recognized.

Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects. Common shares issued for consideration other than cash, are valued based on their market value at the date the shares are issued.

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component. The Company considers the fair value of common shares issued in a private placement to be the more easily measurable component and the common shares are valued at their fair value, as determined by the closing quoted bid price on the announcement date. The balance, if any, is allocated to the attached warrants. Any fair value attributed to the warrants is recorded as reserves.

Share-based payments

Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The amount recognized as an expense is adjusted to reflect the number of awards expected to vest. The offset to the recorded cost is to warrants and options reserve. Consideration received on the exercise of stock options is recorded as share capital and the related amount in warrants and options reserve is transferred to share capital. Charges for options that are forfeited before vesting are reversed from share-based payments reserve. For those options that expire or are forfeited after vesting, the recorded value is transferred to deficit.

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2018 and 2017
(Expressed in Canadian Dollars)
(Unaudited)

6.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes

Income tax expense consisting of current and deferred tax expense is recognized in the condensed consolidated interim statement of comprehensive loss. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period-end, adjusted for amendments to tax payable with regard to previous years.

Deferred tax assets and liabilities and the related deferred income tax expense or recovery are recognized for deferred tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resourced embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

Financial instruments

(a)	Financial assets

The Company classifies its financial assets in the following categories: held-to-maturity, fair value through profit or loss (“FVTPL”), loans and receivables, and available-for-sale (“AFS”). The classification depends on the purpose for which the financial assets were acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss

This category comprises derivatives, or assets acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized through profit or loss.

Loans and receivables

These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at amortized cost less any provision for impairment. Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2018 and 2017
(Expressed in Canadian Dollars)
(Unaudited)

6.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial instruments (continued)

(a)	Financial assets

Held-to-maturity

These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company's management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method. If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized through profit or loss.

Available-for-sale

Non-derivative financial assets not included in the above categories are classified as available-for-sale. They are carried at fair value with changes in fair value recognized directly in other comprehensive income (loss). Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from other comprehensive income (loss) and recognized in profit or loss.

The Company has classified its cash at fair value through profit or loss. The Company’s amounts receivable is classified as loans and receivables.

Impairment of financial assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset could be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows, discounted at the original effective interest rate.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost, this reversal is recognized in profit or loss.

(b)	Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the liability was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or liabilities acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized through profit or loss.

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2018 and 2017
(Expressed in Canadian Dollars)
(Unaudited)

6.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b)	Financial liabilities (continued)

Other financial liabilities - This category consists of liabilities carried at amortized cost using the effective interest method.

The Company’s bank indebtedness, accounts payable, loans from related parties are classified as other financial liabilities.

Adoption of new pronouncements

The Company adopted the following standards for the period ended March 31, 2018:

  IFRS 9 Financial Instruments

  IFRS 15 - Revenue from Contracts with Customers

  IFRS 2 Share-based Payment

The mandatory adoption of the above revised accounting standards and interpretations on January 1, 2018 had no significant impact on the Company’s condensed consolidated interim financial statements for the current period or prior year presented.

Future changes in accounting policies

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB that are mandatory for future accounting periods. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below.

Standard effective for annual periods beginning on or after January 1, 2019

IFRS 16 – Leases - In June 2016, the IASB issued IFRS 16 - Leases. IFRS 16 establishes principles for the recognition, measurement, presentation and disclosure of leases, with the objective of ensuring that lessees and lessors provide relevant information that faithfully represents those transactions. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17. Accordingly, a lessor continues to classify its leases as operating leases or finance leases, and to account for those two types of leases differently. However, lessees are no longer classifying leases as either operating leases or finance leases as it is required by IAS 17. The Company expects that it would not have a significant impact on the Company's condensed consolidation interim financial statements.

The extent of the impact of adoption of these above standards on the condensed consolidated interim financial statements of the Company has not yet been determined.

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2018 and 2017
(Expressed in Canadian Dollars)
(Unaudited)

7.	EQUIPMENT

	Construction in		Furniture and
	progress	Towers	equipment	Total
	$	$	$	$
Cost
Balance, December 31, 2016	-	252,021	-	252,021
Acquired through acquisition of
Evotech	-	163,529	-	163,529
Additions	2,780,680	37,249	69,267	2,887,196
Transfer from construction in
progress to towers	(726,930)	726,930	-	-
Foreign exchange movement	(248,933)	(146,142)	(8,752)	(403,716)
Balance, December 31, 2017	1,804,928	1,033,587	60,515	2,899,030
Addition	911,011	157,051	-	1,068,062
Foreign exchange movement	(69,989)	(2,949)	(2,686)	(75,623)
Balance, March 31, 2018	2,645,950	1,187,689	57,829	3,891,468

Accumulated amortization
Balance, December 31, 2016	-	3,543	-	3,543
Additions	-	27,458	7,539	34,997
Foreign exchange movement	-	(5,101)	(1,071)	(6,172)
Balance, December 31, 2017	-	25,900	6,464	32,334
Additions	-	15,827	2,546	18,373
Foreign exchange movement	-	263	(106)	157
Balance, March 31, 2018	-	41,990	8,904	50,894

Net book value
December 31, 2017	1,804,928	1,007,687	54,081	2,866,696
March 31, 2018	2,645,950	1,145,699	48,925	3,840,574

8.	RELATED PARTY TRANSACTIONS AND BALANCES

Due to related parties consists of short term amounts advanced to, services rendered and expenses paid on behalf of the Company by shareholders of the Company. These amounts are unsecured, non-interest bearing (except indicated below), and payable on demand. As at March 31, 2018 and December 31, 2017, the Company has the following balances with related parties:

	March 31,	December 31,
	2018	2017
Due to related parties:	$	$
Amounts owing to companies under common control	613,383	598,847
Amounts owing to the parent of the CEO	957,442	741,803
	1,570,825	1,340,650

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2018 and 2017
(Expressed in Canadian Dollars)
(Unaudited)

8.	RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

The changes of the loans from related parties were as follows:

$
Balance, December 31, 2017	1,340,650
Interest accrual for the period	71,100
10% monthly penalty fee	120,147
Foreign exchange movement	38,928
Balance, March 31, 2018	1,570,825

Amounts owing as at March 31, 2018 which are noted above include the following loan agreements entered into during the prior year ended December 31, 2017:

(a)

On March 3, 2017, the Company entered into a loan agreement in the amount of $386,820 (USD$300,000) with the parent of the CEO (December 31, 2017 – $376,350 (USD$300,000)). The loan is unsecured, bears interest at 24% per annum and repayable in 360 days. The Company is also required to pay the entire outstanding loan balance within 15 days upon receiving a written demand from the Lender. If the loan is not paid on the due date, the Company will pay a monthly penalty fee of 10% of the principal loan, and continue paying the accrued interest. In addition, the Company also granted 300,000 stock options to the Lender in 2017. As at March 31, 2018, the loan balance was still outstanding. As a result, for the three months period ended March 31, 2018, the Company incurred interest expense of $22,452 and penalty of $37,941 on this loan payable. Total interest and penalty accrual for this loan as at March 31, 2018 was $131,519 (USD$102,000) (December 31, 2017 - $68,052).

(b)

On September 28, 2017, the Company entered into a loan agreement in the amount of $386,820 (USD$300,000) with a company controlled by a director of the Company. The loan is unsecured, bears interest at 24% per annum and repayable in 120 days. The Company is also required to pay the entire outstanding loan balance within 15 days upon receiving a written demand from the Lender. If the loan is not paid on the due date, the Company will pay a monthly penalty fee of 10% of the principal loan, and continue paying the accrued interest. In addition, the Company also granted 300,000 stock options to the Lender in 2017. As at March 31, 2018, the loan balance was still outstanding. As a result, for the three months period ended March 31, 2018, the Company incurred interest expense of $22,452 and penalty of $37,941 on this loan payable. Total interest and penalty accrual for this loan as at March 31, 2018 was $85,736 (USD$66,493) (December 31, 2017 - $23,509).

(c)

On October 10, 2017, the Company entered into a loan agreement in the amount of $257,880 (USD$200,000) with the parent of the CEO. The loan is unsecured, bears interest at 24% per annum and repayable in 120 days. The Company is also required to pay the entire outstanding loan balance within 15 days upon receiving a written demand from the Lender. If the loan is not paid on the due date, the Company will pay a monthly penalty fee of 10% of the principal loan, and continue paying the accrued interest. In addition, the Company also granted 300,000 stock options to the Lender in 2017. As at March 31, 2018, the loan balance was still outstanding. As a result, for the three months period ended March 31, 2018, the Company incurred interest expense of $14,969 and penalty of $25,294 on this loan payable. Total interest and penalty accrual for this loan as at March 31, 2018 was $51,223 (USD$39,726) (December 31, 2017 - $45,368).

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2018 and 2017
(Expressed in Canadian Dollars)
(Unaudited)

8.	RELATED PARTY TRANSACTIONS AND BALANCES (Continued)

(d)

On October 12, 2017, the Company entered into a loan agreement in the amount of $193,410 (USD$150,000) with a company controlled by a director of the Company. The loan is unsecured, bears interest at 24% per annum and is repayable in 120 days. In addition, the Company also granted 150,000 stock options to the Lender in 2017. As at March 31, 2018, the loan balance was still outstanding. As a result, for the three months period ended March 31, 2018, the Company incurred interest expense of $11,227 and penalty of $18,971 on this loan payable. Total interest and penalty accrual for this loan as at March 31, 2018 was $77,417 (USD$60,041) (December 31, 2017 - $9,898).

Related Party Transactions and Key Management and Personnel Compensation

Key management personnel receive compensation in the form of short-term employee benefits, share-based payments, and post-employment benefits. Key management personnel include the Chief Executive Officer, Chief Financial Officer, and directors of the Company. The remuneration of key management is as follows:

	Three months period ended
	March 31, 2018	March 31, 2017
	$	$
Consulting fees paid to the CEO	39,000	39,000
Consulting fees paid to the CFO	17,788	16,500

During the period ended March 31, 2018, the Company granted 1,200,000 stock options to directors and officers and recorded share-based compensation of $246,210 (March 31, 2017 - $nil).

9.	SHARE CAPITAL

a)	Authorized:

Unlimited	Class A common shares without par value
1,500,000	Class B Series I preferred shares without par value
1,000,000	Class B Series II preferred shares without par value

Issued and outstanding:

During the three months period ended March 31, 2018, the Company issued 5,600,000 common shares for gross proceeds of $1,060,000 pursuant to the exercise of stock options. In connection with the exercise of stock options, $1,200,301 was transferred from contributed surplus to share capital.

During the three months period ended March 31, 2018, the Company issued 538,347 units and 2,658 common shares for services with a fair value of $113,053. Each unit is comprised of one common share and one share purchase warrant exercisable for one common share at an exercise price of $0.25 for 6 months following the transaction. The fair value of the services received was not readily determinable, as such, the shares were valued at the fair value of common shares on grant date. No value has been allocated to the warrants. In addition, on March 8, 2018, the Company issued 142,857 units for the subscriptions received in 2017 in the amount of $30,000. Each unit has the same term as above.

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2018 and 2017
(Expressed in Canadian Dollars)
(Unaudited)

9.	SHARE CAPITAL (CONTINUED)

On January 8, 2018, the Company extended the expiry date of existing warrants from January 12, 2018 to July 21, 2018. The modification of warrants incurred a share-based compensation of $10,410. The Company also announced warrant price reduction and exercise incentive program. Under the incentive program, the exercise price of all the warrants reduced to $0.25 if exercise prior to March 30, 2018, which was further extended to April 6, 2018. One Incentive Warrant will be granted for each warrant exercised. Each Incentive Warrant will be exercisable to acquire one common share at a price of $0.40 for six months. The Company engaged an agent to provide services in connection with the incentive program. The company will issue the agent such number of new warrants as is equal to 8% of the exercised warrants in this program, entitling the agent to acquire units of the Company at an exercise price of $0.25 per unit, with each unit being comprised of one common share and one non-transferable share purchase warrants entitling the agent to acquire an additional common share of the Company at a price of $0.40 per share for one year.

As of March 31, 2018, 2,769,700 warrants were exercised under this program and consequently, 2,769,700 Incentive Warrants were issued. The Company received proceeds of $692,425 for the exercise of warrants. In addition, the Company received $180,583 for exercise of warrants which the common shares were issued in April 2018.

On January 12, 2017, the Company closed a non-brokered private placement and issued 15,484,912 units at $0.15 per unit for gross proceeds of $2,322,737. Each unit is comprised of one common share and one share purchase warrant exercisable for one common share at an exercise price of $0.40 for 12 months following the transaction. If the share price trades at $0.60 for 10 consecutive trading days then the warrant holders will receive notice from the Company to accelerate the exercise of the warrants within 10 days or they will expire. The Company paid finders and brokers cash commissions of $87,767 and issued 585,117 broker warrants with the same terms as the warrants in the private placement. The broker warrants have the same terms as those issued as part of the units.

b)	Escrowed Shares

(i)

Pursuant to an escrow agreement dated, the 30,000,000 common shares issued pursuant to the Acquisition are subject to escrow restrictions. The escrow shares will be released based on certain performance conditions. At March 31, 2018, all the 30,000,000 common shares remain in escrow (December 31, 2017 – 30,000,000 common shares).

(ii)

In addition, the 500,000 common shares issued to Rojo are subject to escrow restrictions. These escrow shares will be released 10% on the issuance date, with the remaining to be released 15% every six months. As of March 31, 2018, there were 375,000 common shares remain in escrow (December 31, 2017 – 375,000 common shares). The next release date will be April 18, 2018 for 75,000 common shares.

c)	Warrants

As part of the January 12, 2017 private placement, the Company issued 15,484,912 warrants. Each warrant allows the holder of the unit to acquire one additional Common Share until January 12, 2018 at an exercise price of $0.4. In addition, the Company issued 585,117 agent warrants as part of the share issue costs. The fair value of the warrants was determined to be $208,211 or $0.36 per warrant using the Black-Scholes option pricing model, which requires management to make estimates that are subjective and may not be representative of the actual results. Changes in assumptions can materially affect estimates of fair value. The following assumptions were used for the calculation:

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2018 and 2017
(Expressed in Canadian Dollars)
(Unaudited)

9.	SHARE CAPITAL (CONTINUED)

c)	Warrants (continued)

Risk free interest rate	0.76%
Expected life (in years)	2 years
Expected volatility	225%
Expected dividend yield	0%
Expected forfeiture rate	0%

On January 8, 2018, the Company modified the expiry date of all existing warrants to July 21, 2018. Share-based compensation of $10,410 was recorded on the agents warrants, based on the following assumptions:

Risk free interest rate	1.32%
Expected life (in years)	0.5 years
Expected volatility	81%
Expected dividend yield	0%
Expected forfeiture rate	0%

Information regarding the Company’s outstanding warrants is summarized below:

		Exercise
	Number	price
Balance, December 31, 2017	16,070,029	0.42
Granted	2,769,700	0.40
Exercised	(2,769,700)	0.25

Balance, March 31, 2018	16,070,029	$0.42

The following table summarizes the share purchase warrants outstanding and exercisable as at March 31, 2018:

		Weighted average
Number of warrants		remaining life of
outstanding	Exercise price	warrants	Expiry date
9,525,863	$0.40	0.31	July 21, 2018
3,774,466	$0.50	0.31	July 21, 2018
2,769,700	$0.40	0.52	October 6, 2018
16,070,029	$0.42	0.34

d)	Stock options

The Company has established a stock option plan for directors, employees, and consultants. Under the Company's stock option plan, the exercise price of each option is determined by the Board, subject to the Discounted Market Price policies of the Canadian Stock Exchange. The aggregate number of shares issuable pursuant to options granted under the plan is limited to 10% of the Company's issued shares at the time the options are granted. The aggregate number of options granted to any one optionee in a 12 month period is limited to 5% of the issued shares of the Company.

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2018 and 2017
(Expressed in Canadian Dollars)
(Unaudited)

9.	SHARE CAPITAL (CONTINUED)

d)	Stock options (continued)

During the three months period ended March 31, 2017, the Company granted stock options to certain directors, officers and consultants of the Company. The weighted average fair value of the stock options was determined to be $1,903,282 or $0.21 per option using the Black-Scholes option pricing model, which requires management to make estimates that are subjective and may not be representative of the actual results. Changes in assumptions can materially affect estimates of fair value. The following weighted average assumptions were used for the calculation:

Risk free interest rate	2.07%
Expected life (in years)	5 years
Expected volatility	202%
Expected dividend yield	0%
Expected forfeiture rate	0%

A continuity of stock options for the three months period ended March 31, 2017 is as follows:

		Weighted average
	Number	exercise price
		$
Balance, December 31, 2017	4,564,565	0.28
Granted	8,690,000	0.24
Exercised	(5,600,000)	0.23
Balance, March 31, 2018	7,654,565	0.27

As at March 31, 2017, the following options were outstanding and exercisable:

Options	Options	Exercise	Remaining life	Expiry
Outstanding	exercisable	price	(years)	date
		$
700,000	587,500	0.45	3.96	March 17, 2022
219,565	219,565	0.23	4.10	May 4, 2022
100,000	100,000	0.25	4.55	October 16, 2022
300,000	300,000	0.25	4.67	November 29, 2022
495,000	495,000	0.26	4.67	November 30, 2022
100,000	100,000	0.25	4.69	December 8, 2022
3,300,000	3,300,000	0.25	4.78	January 8, 2023
950,000	950,000	0.25	4.89	February 17, 2023
500,000	500,000	0.25	4.98	March 21, 2023
990,000	990,000	0.25	4.99	March 25, 2023
7,654,565	7,542,065	0.27	4.72

There were no options outstanding and exercisable as at March 31, 2017 and December 31, 2016.

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2018 and 2017
(Expressed in Canadian Dollars)
(Unaudited)

10.	CAPITAL DISCLOSURE

The Company considers its capital under management to be comprised of shareholders’ equity and any debt that it may issue. The Company’s objectives when managing capital are to maximize return on investment in towers, expand the Company’s wireless coverage footprint and to maximize returns for shareholders over the long term. The Company is not subject to any capital restrictions. There has been no change in the Company’s objectives in managing its capital.

11.	FINANCIAL INSTRUMENTS AND RISK

As at March 31, 2018, the Company’s financial instruments consist of cash, amounts receivable, bank indebtedness, accounts payable and loans from related parties. The carrying value of these financial instruments approximates their fair values because of the short term nature of these instruments.

The following table summarizes the carrying values of the Company’s financial instruments:

	March 31,	December 31,
	2018	2017
	$	$
Financial assets at fair value through profit or loss (i)	433,063	284,225
Loans and receivables (ii)	778,663	90,940
Other financial liabilities (iii)	2,849,123	2,244,992

(i) Cash
(ii) Accounts receivable
(iii) Bank indebtedness, accounts payable and loans from related parties

The Company provides information about financial instruments that are measured at fair value, grouped into Level 1 to 3 based on the degree to which the inputs used to determine the fair value are observable.

  Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities.

  Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable either directly or indirectly.

  Level 3 fair value measurements are those derived from valuation techniques that include inputs that are not based on observable market data.

Cash is measured using level 1 fair value inputs.

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. To minimize the credit risk the Company places cash with a high credit quality financial institution.

manner, continuous support from shareholders and investors and maintain sufficient cash on hand. As at March 31, 2018, the Company is not subject to significant liquidity risk.

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2018 and 2017
(Expressed in Canadian Dollars)
(Unaudited)

11.	FINANCIAL INSTRUMENTS AND RISK (CONTINUED)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company's objective in managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due. The Company uses cash to settle its financial obligations as they fall due. The ability to do this relies on the Company’s ability to collect its revenue in a timely

Currency Risk

The Company generates revenues and incurs expenses and capital expenditures primarily in Canada, Colombia, Argentina and USA and is exposed to the resulting risk from changes in foreign currency exchange rates. Some administrative and head office related expenses are incurred in Canada. In addition, the Company holds financial assets and liabilities in foreign currencies that expose the Company to foreign exchange risks. A significant change in the currency exchange rates between the Canadian dollar relative to the Colombia Peso, Argentina Peso or US dollars could have an effect on the Company's results of operations, financial position and/or cash flows. The Company has not hedged its exposure to currency fluctuations.

At March 31, 2018, through Tower Three, the Company had the following financial instruments denominated in foreign currency:

	Tower Three	Evotech	TCTS
	Colombia Peso	Argentina Peso	USD	Total
	$	$	$	$
Cash	3,526	24,100	8,208	35,834
Bank indebtedness	-	-	47,578	47,578
Amounts receivable	1,527	534,185	16,633	552,345
Accounts payable	(218,940)	(802,206)	(5,937)	(1,027,083)
Due to related parties	(1,570,825)	-	-	(1,570,825)
	(1,784,712)	(243,921)	66,482	(1,962,151)

Interest Rate Risk

Interest rate risk is the risk that future cash flows of the Company’s assets and liabilities can change due to a change in interest rates. Loans payable have a fixed interest rate of 24%, and cash earns interest at a nominal rate. The Company is not exposed to significant interest rate risk.

Other Price Risk

The Company is not subject to other price risk.

12.	ECONOMIC DEPENDENCE

For the period ended March 31, 2018, all the sales were generated by two customer (March 31, 2017 –one customer). The loss of this customer could have a material adverse effect on the Company’s financial position and results of operations.

TOWER ONE WIRELESS CORP.
Notes to Condensed Consolidated Interim Financial Statements
For the Three Months Ended March 31, 2018 and 2017
(Expressed in Canadian Dollars)
(Unaudited)

13.	SEGMENTED INFORMATION

The Company has three operating segments, which are the locations in which the Company operates. The reportable segments are the Company’s Argentinian, Colombian, and American operations. A breakdown of revenues, short-term assets, and long-term assets for each reportable segment as at and for the three months ended March 31, 2018. As at March 31, 2017, the Company had one operating segment, Colombia.

March 31, 2018	United States	Argentina	Colombia	Total
	$	$	$	$
Revenues	386,669	142,010	23,179	551,858

Current assets	24,841	558,285	204,122	787,248
Non-current assets	-	3,308,936	547,501	3,856,437

14.	COMMITMENTS

The Company is committed to construct 50 towers in Argentina as described in Note 4.

15.	SUBSEQUENT EVENTS

(i)

On April 3, 2018, the Company entered into an acquisition agreement with a Mexican-based private tower company. In consideration for the acquisition, the Company will issue 7,500,000 Class A common shares at $0.185 per share for an aggregate value of $1,387,500. Following completion of the acquisition, the Company will own 90% of the issued and outstanding share capital of the Mexican-based private tower company, which will become a subsidiary of the Company.

(ii)	The Company issued 5,895,501 common shares pursuant to the exercise of warrants under the Incentive program for gross proceeds of $1,473,875.